FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” ou “Companhia”), pursuant to Law No. 6,404/76, in force, and the Resolution of CVM No. 44/21, clarifies to its shareholders and the market, in view of the articles published on the news media on February 22, 2024 regarding the sale of gas stations and the real estate property of its headquarters, as follows.

The Company has been informing to the market about the developments in its plan to reduce financial leverage through the sale of non-core assets and improvement efficiency in capital allocation. Within this context, the Company has ongoing negotiations for the sale of the Company's gas stations located in different regions of Brazil (“Gas Stations”), through various transactions with different potential buyers, and the real estate property where its headquarters is located in the city of São Paulo (“Headquarters”). According to the Company's internal assessment, the sale of these assets could amount between R$400 and R$450 million.

However, the Company clarifies that it has not entered into any binding agreement for the sale of the Gas Stations and/or the Headquarters, having only anticipated the submission to the Economic Defense Council (“CADE”) of the merger transactions involving the sale of certain Gas Stations, which do not represent relevant amounts. The terms and conditions of such sales are still under negotiation and their conclusion depends on the fulfillment of certain conditions, including the execution of definitive agreements.

The Company will continue to communicate relevant information to the market regarding the sale of non-core assets.

São Paulo, February 23, 2024.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 23, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.